Robert A.  Forrester
Attorney at Law
1755 North Collins Blvd.
Suite 360
Richardson, TX 75080
(972) 437-9898
Fax (972) 480-8406

February 12, 2010

United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

To whom it may concern:

On behalf of Xtreme Oil & Gas, Inc., I have enclosed for filing a Form 10 for the registration under the Exchange Act of 1934 that Company’s Common Stock. Please do not hesitate to contact me with any questions or concerns you may have.

Very truly yours,

/s/ Robert A. Forrester
Robert A. Forrester